# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: MicroAlgo Inc., CIK 0001800392
CUSIP: G6077Y202
Title of class of securities: Ordinary Share
Address of issuer's principal executive offices: 340 MADISON AVENUE,19TH FLOOR, 340 MADISON AVENUE,19TH FLOOR, NEW YORK, New York (NY), 10173
Date of event which requires filing of this statement: 10/31/2024
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001851815-24-000006
Filed by CIK 0001851815

## Reporting persons
- SBI Securities Co., Ltd.: type of reporting person: non-U.S. institution (FI); citizenship or place of organization: Japan (M0); sole voting power 28,820; shared voting power 0; sole dispositive power 28,820; shared dispositive power 0; aggregate amount beneficially owned 28,820 (0.4% of the class)
  Comment: The number of shares owned by us decreased by more than 5% as a result of returning borrowed shares to our customer under Securities Lending Agreements.

## Item 1. Issuer
Name of issuer: MicroAlgo Inc.
Address of issuer's principal executive offices: 340 MADISON AVENUE,19TH FLOOR, 340 MADISON AVENUE,19TH FLOOR, NEW YORK, NEW YORK, 10173.

## Item 2. Person Filing
Name of person filing: SBI Securities Co., Ltd.
Address of principal business office or, if none, residence: Izumi Garden Tower 19F,1-6-1,Roppongi Minato-ku, Tokyo,106-6019,JAPAN
Citizenship: JAPAN

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: non-U.S. institution (FI)
Type of institution (non-U.S. institution) or other detail: Broker Dealer

## Item 4. Ownership
Amount beneficially owned:
28,820
The number of shares owned by us decreased by more than 5% as a result of returning borrowed shares to our customer under Securities Lending Agreements.
Percent of class: 0.38
Sole power to vote or to direct the vote:
28,820
The number of shares owned by us decreased by more than 5% as a result of returning borrowed shares to our customer under Securities Lending Agreements.
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition:
28,820
The number of shares owned by us decreased by more than 5% as a result of returning borrowed shares to our customer under Securities Lending Agreements.
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

By signing below I certify that, to the best of my knowledge and belief, the foreign regulatory scheme applicable to Broker Dealer is substantially comparable to the regulatory scheme applicable to the functionally equivalent U.S. institution(s). I also undertake to furnish to the Commission staff, upon request, information that would otherwise be disclosed in a Schedule 13D.

## Signatures
- SBI Securities Co., Ltd.: Masato Takamura, Representative Director and President (11/06/2024)